UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the Universe Pharmaceuticals INC 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders (the “Meeting”) of Universe Pharmaceuticals INC (the “Company”) held at 10:00 a.m. Beijing Time on September 23, 2022, the shareholders of the Company adopted resolutions approving all of the ten proposals considered at the Meeting. A total of 13,407,407 votes, representing 61.64% of the votes exercisable as of August 11, 2022, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	As an ordinary resolution, that Gang Lai be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	12,731,498	281,417	700
Percentage of Voted Shares:	97.83%	2.16%

2.	As an ordinary resolution, that Lin Yang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	12,480,000	282,754	700
Percentage of Voted Shares:	97.78%	2.22%

3.	As an ordinary resolution, that Jiawen Pang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	12,371,498	282,404	700
Percentage of Voted Shares:	97.83%	2.17%

4.	As an ordinary resolution, that H. David Sherman be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	12,982,659	281,811	700
Percentage of Voted Shares:	97.88%	2.12%

5.	As an ordinary resolution, that Ding Zheng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	12,731,161	282,583	700
Percentage of Voted Shares:	97.83%	2.17%

6.	As an ordinary resolution, that the Company be authorized to file a shelf registration statement on Form F-3 registering the Company’s ordinary shares, preferred shares, debt securities, warrants, rights and units of up to $200 million (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	12,731,161	286,760	500
Percentage of Voted Shares:	97.80%	2.20%

7.

As an ordinary resolution, that the Company’s authorized share capital, being US$312,500 divided into 100,000,000 ordinary shares of US$0.003125 par value each, be amended and re-designated to US$312,500 divided into:

a)	90,000,000 ordinary shares of par value $0.003125 per share; and
b)	10,000,000 preferred shares of par value $0.003125 per share (“Proposal Seven”).

Resolution	For	Against	Abstain
Proposal Seven	12,727,355	284,881	53,401
Percentage of Voted Shares:	97.81%	2.19%

8.	As a special resolution, that, subject to approval by the shareholders of Proposal No. 7 (the Authorization of Preferred Shares), the Company adopt the second amended and restated memorandum and articles of association to reference the preferred shares (in the form set out in Annex A and B of the proxy statement filed by the Company as exhibit 99.1 to the current report on Form 6-K on August 29, 2022 respectively), in substitution for and to the exclusion of, the memorandum and articles of association of the Company currently in effect (“Proposal Eight”).

Resolution	For	Against	Abstain
Proposal Eight	12,731,161	284,881	53,401
Percentage of Voted Shares:	97.81%	2.19%

9.	As ordinary resolutions, that:

1.	conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

i.	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of par value US$0.003125 each in the capital of the Company as set out in the Company's articles of association (the “Share Consolidation”);

ii.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

iii.	any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion (“Proposal Nine”).

Resolution	For	Against	Abstain
Proposal Nine	12,982,672	284,881	53,401
Percentage of Voted Shares:	97.85%	2.15%

10.	As a special resolution, that, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a third amended and restated memorandum of association to reflect the Share Consolidation (in substantially the form set out in Annex C of the proxy statement filed by the Company as exhibit 99.1 to the current report on Form 6-K on August 29, 2022), in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation (“Proposal Ten”).

Resolution	For	Against	Abstain
Proposal Ten	12,731,511	568,894	107,002
Percentage of Voted Shares:	95.72%	4.28%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: September 28, 2022	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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